SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 3



                         OIL-DRI CORPORATION OF AMERICA
                                (Name of Issuer)


                                  COMMON STOCK
                                and CLASS B STOCK
                      (immediately convertible into Common)
                         (Title of Class of Securities)


                                   677864 10 0
                                 (CUSIP Number)


         Maryon Gray, 410 N. Michigan Ave., Ste. 400, Chicago, IL 60611
                                  312, 321-1515
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                  July 31, 1997
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Previous filing on Schedule 13G pursuant to Rule 13d-1(c).

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))

Page 1 of 8 Pages

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  1   NAMES OF REPORTING PERSONS,
      S.S. OR I.R.S. IDENTIFICATION NO.   Richard M. Jaffee   ###-##-####
                                          Robert D. Jaffee    ###-##-####
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX                                    (a) [ ]
      IF A MEMBER OF A GROUP              See Item 3               (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States
--------------------------------------------------------------------------------
   NUMBER OF      7  SOLE VOTING POWER
     SHARES
  BENEFICIALLY         Robert D. Jaffee                   390,741 Class B Shares
 OWNED BY EACH                                            No Common Shares
   REPORTING
  PERSON WITH          Richard M. Jaffee                1,148,965 Class B Shares
                                                           20,892 Common Shares


                 ---------------------------------------------------------------
                  8  SHARED VOTING POWER
                     See Item 3 for termination of Shared Voting Power between Richard M. Jaffee and Robert D. Jaffee.

                       Robert D. Jaffee            None
                       Richard M. Jaffee           None with Robert D. Jaffee*

                         *NOTE:  See  Item 5 for  treatment  of  80,709  Class B
                    Shares owned by Mrs. Shirley Jaffee (wife of Richard M. Jaffee), as Trustee under the Shirley H. Jaffee Declaration of Trust dated July 12, 1993.
                 ---------------------------------------------------------------
                  9  SOLE DISPOSITIVE POWER

                       Robert D. Jaffee                   390,741 Class B Shares
                                                          No Common Shares

                       Richard M. Jaffee                1,148,965 Class B Shares
                                                           20,892 Common Shares


               -----------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER            None.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON

     See Item 3 for termination of Shared Voting Power, and thus termination of aggregation of beneficial ownership, between Richard M. Jaffee and Robert
     D. Jaffee.

            Robert D. Jaffee                            390,741 Class B Shares
                                                              No Common Shares

            Richard M. Jaffee                         1,229,674 Class B Shares*
                                                         20,892 Common Shares

          *NOTE: Includes 80,709 Class B Shares owned by Mrs. Shirley Jaffee (wife of Richard M. Jaffee), under the Shirley H. Jaffee Declaration of Trust dated July 12, 1993. Mrs. Jaffee is during her lifetime the trustee and sole beneficiary of this trust. Mrs. Jaffee's voting of these Class B Shares has been consistent with Mr. Richard M. Jaffee's voting.

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

           Robert D. Jaffee                        21.5% of the Class B Shares
                                                   representing 17.3% of the
                                                   voting power of Issuer's
                                                   outstanding stock at August 1
                                                   1997.  (See Item 5.)

           Richard M. Jaffee                      67.6% of the Class B Shares
                                                  and .5% of the Common Shares,
                                                  together representing 54.4%
                                                  of the voting power of
                                                  Issuer's outstanding stock
                                                  at August 1, 1997. See
                                                  Item 5.)


--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

        Richard M. Jaffee                         IN
        Robert D. Jaffee                          IN


--------------------------------------------------------------------------------

Item 1.     Security and Issuer

            This statement relates to the Common Stock, par value $.10 per share (and the Class B Stock, par value $.10 per share immediately convertible into Common Stock) of Oil-Dri Corporation of America, a Delaware corporation ("Oil-Dri"). Oil-Dri's principal executive offices are located at 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611.


Item 2.     Identity and Background

            Richard M. Jaffee

                  (a)   Richard M. Jaffee
                  (b)   Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois 60611
                  (c)   Chairman of the Board
                        Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois 60611
                  (d)   No
                  (e)   No
                  (f)   United States

            Robert D. Jaffee

                  (a)   Robert D. Jaffee
                  (b)   650 Dundee Road
                        Suite 280
                        Northbrook, IL  60062
                  (c)   retired
                  (d)   No
                  (e)   No
                  (f)   United States

Item 3.     Source and Amount of Funds or Other Consideration

                  No purchase of securities of Oil-Dri Corporation of America
            ("Oil-Dri") was involved.

                  The voting agreement described in item 3 of Amendment 2 to
            Schedule 13D has terminated.


Item 4.     Purpose of Transaction

                  See Item 3 for termination of voting agreement.

Item 5.     Interest in Securities of the Issuer

            Richard M. Jaffee

       (a) Aggregate Number and Percentage of Class Beneficially Owned. Richard M. Jaffee owns beneficially 1,148,965 shares of Class B Stock of Oil-Dri and 20,892 shares of Common Stock of Oil-Dri. The Class B Stock and 2,292 shares of the Common Stock are held by Richard M. Jaffee as Trustee under the Richard M. Jaffee Revocable Trust of June 21, 1974, as amended. In addition, 80,709 shares of Class B Stock held by Mr. Jaffee's wife, as Trustee under the Shirley H. Jaffee Declaration of Trust dated July 12, 1993, are treated for purposes of this Report as beneficially owned by Mr. Richard M. Jaffee, since Mrs. Jaffee has voted these shares consistent with Mr. Jaffee's voting. The 20,892 shares of Common Stock beneficially owned by Richard M. Jaffee include 13,500 shares which he has the right to acquire within 60 days of the date of this filing through exercise of an option granted August 29, 1994 for purchase of a total of 22,500 shares under the Oil-Dri 1988 Stock Option Plan. The remaining options to purchase shares under that grant are exercisable in increments of 20% of the total grant on August 29, 1998, and 1999. The Common Stock beneficially owned by Richard M. Jaffee also includes 5,000 shares which he has the right to acquire within 60 days of the date of this filing through exercise of an option granted October 5, 1995 under the Oil-Dri 1995 Long-Term Incentive Plan to acquire a total of 20,000 shares of Oil-Dri Class A Common Stock, or if no Class A Common Stock is issued and publicly traded on any securities market when the option is exercised, then Oil-Dri Common Stock. The remaining options to purchase shares under that grant are exercisable in increments of 25% of the total grant on October 5, 1998, 1999, and 2000. The shares beneficially owned by Richard M. Jaffee constitute 67.6% of the Class B Stock and .5% of the Common Stock outstanding at August 1, 1997, and, since the Class B Stock is entitled to 10 votes per share, constitute 54.4% of the voting power of Oil-Dri's Common and Class B Stock.

      (b) Sole Power to Vote or Direct Vote. 1,148,965 shares of Class B Stock and 20,892 shares of Common Stock.

            Shared Power to Vote or Direct Vote: No shared power with Robert D. Jaffee.

            1,229,674 shares of Class B Stock (includes 80,709 shares of Class B Stock held by Mr. Jaffee's wife as described in Item 5(a))and 20,892 shares of Common Stock.

            Sole Power to Dispose or Direct Disposition: 1,148,965 shares of Class B Stock and 20,892 shares of Common Stock.

            Shared Power to Dispose or Direct Disposition:  None.

      (c) During the past 60 days, Mr. Richard M. Jaffee effected the following transactions:

             Amount of                                 Price
            Securities                                 Per      Where and
Date         Involved     Nature of Transaction        Share    How Effected
----------------------------------------------------------------------------
8/6/97      341 Class B   Acquisition by transfer to   N/A      N/A
                          Richard M. Jaffee Revocable
                          Trust from Richard M.
                          Jaffee Annuity Trust,
                          Daniel S. Jaffee Trustee

     In addition, on 8/6/97 the Shirley H. Jaffee Declaration Trust acquired 341 shares of Class B stock from the Shirley H. Jaffee Annuity Trust, Daniel S. Jaffee Trustee. Shirley H. Jaffee is Richard M. Jaffee's spouse.

       (d) No other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such securities.

       (e)  Not applicable.

            Robert D. Jaffee

       (a) Aggregate Number and Percentage of Class Beneficially Owned. Robert D. Jaffee owns beneficially 390,741 shares of Class B Stock of Oil-Dri and no shares of Common Stock of Oil-Dri. The Class B Stock is held by Robert D. Jaffee as Trustee of the Robert D. Jaffee Revocable Trust of July 29, 1974, as amended.

            The shares beneficially owned by Robert D. Jaffee constitute 21.5% of the Class B Stock outstanding at August 1, 1997, and, since the Class B Stock is entitled to 10 votes per shares, constitute 17.3% of the voting power of Oil-Dri's Common and Class B Stock.

       (b) Sole Power to Direct Vote: 390,741 shares of Class B Stock and no shares of Common Stock.

            Shared Power to Vote or Direct Vote: None

            Sole Power to Dispose or Direct Disposition: 390,741 shares of Class B Stock and no shares of Common Stock.

            Shared Power to Dispose or Direct Disposition: None.

       (c) During the past 60 days, Mr. Robert D. Jaffee effected the following transactions:


             Amount of                       Price
             Securities    Nature of         Per      Where and
  Date        Involved     Transaction       Share    How Effected
  ----------------------------------------------------------------
7/18/97   1,900 Class B    Conversion &      17.635   NY Stock Exchange Open
                           Sale*                      Market Sale
7/31/97  46,475 Class B    Conversion &      17.257   NY Stock Exchange Open
                           Sale*                      Market Sale
8/1/97  150,000 Class B    Conversion &      17.375   Private Sale to Blue
                           Sale*                      Mountain Production
                                                      Company, a subsidiary of
                                                      Oil-Dri

     * Conversion of Class B Stock in Trust ownership to Common Stock upon sale of said stock.

        (d) No other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such security.

        (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

              None.  See Item 3.


Item 7.   Material to be Filed as Exhibits

              None

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. Date: August 15, 1997



                                /s/ RICHARD M. JAFFEE
                                -----------------------------------------
                               (Signature)
                               Richard M. Jaffee



                                /s/ ROBERT D. JAFFEE
                                ----------------------------------------
                               (Signature
                               Robert D. Jaffee